December 2, 1996

By Hand

U.S. Nuclear Regulatory Commission
Attention:  Document Control Desk
11555 Rockville Pike
Rockville, Maryland  20852           10 C.F.R. Section 50.80

         Subject:   Docket Nos. 50-206, 50-361, and 50-362
                    San Onofre Nuclear Generating Station Units
                    1, 2, 3 SDG&E Corporate Restructuring


Commissioners:

          San Diego Gas & Electric Company ("SDG&E") is the holder of operating Licenses Nos. DPR-13, NPF-10, and NPF-15 for the San Onofre Nuclear Generation Station ("SONGS") Units 1, 2 and 3. SDG&E is a 20% co-owner of the SONGS units, with the remainder of the ownership held by Southern California Edison Company and two municipal utilities. SDG&E's parent, Enova Corporation ("Enova"), is embarking on a corporate restructuring that, as more fully described below, will result in Enova combining with Pacific Enterprises ("Pacific"), with each becoming a subsidiary of newly created holding company, Mineral Energy Company ("New Holding Company"). I am writing to assure that any necessary NRC approvals for the restructuring are received in a timely manner.

          SDG&E will not be affected by the restructuring; it will remain a subsidiary of Enova. After the restructuring is complete, SDG&E will continue to be a public utility providing the same utility services as it did prior to the restructuring. SDG&E will also continue to be a licensee of the SONGS units, and no transfer of the operating licenses or interests in the units will result from the restructuring. Control of the operating licenses for the SONGS units, now held by SDG&E and its co-owners, will remain with SDG&E and the same owners and will not be affected by the restructuring.

          Under these circumstances, SDG&E believes that neither the Atomic Energy Act nor the regulations of the Nuclear Regulatory Commission ("NRC") require the NRC's approval of the planned restructuring. The restructuring will not involve the transfer of the NRC licenses for the SONGS units, nor should it be considered a transfer of control, particularly in view of SDG&E's minority ownership interest in the SONGS units. SDG&E is aware, however, that the NRC has taken official action to approve a variety of similar restructurings by its licensees in recent years. Accordingly, by this letter, SDG&E requests that the Commission concur in the proposed restructuring pursuant to 10 C.F.R. Section 50.80, if the Commission is of the view that NRC approval is necessary. As shown below, the proposed restructuring will not affect SDG&E's qualifications as a holder of the operating licenses for the SONGS units and is consistent with applicable provisions of law, NRC regulations, and Commission orders.

          In order to assist the Commission in its review of this request, I shall describe the proposed restructuring and then shall show that the restructuring fully satisfies the criteria that are applied by the NRC in considering such matters.

     I.   The Restructuring

          Enova and Pacific have determined that it is in the interests of their respective shareholders and employees, as well as the customers and communities served by their utility subsidiaries, for the two companies to engage in a business combination as peer firms in a strategic merger of equals. Each believes that such a combination will improve its ability to compete in the rapidly evolving energy marketplace. The restructuring will result in Enova and Pacific becoming subsidiaries of New Holding Company.

          Enova is a holding company whose principal subsidiary is SDG&E. (On April 20, 1995, the NRC approved a corporate restructuring that resulted in SDG&E becoming a subsidiary of Enova.) SDG&E is engaged in electric and gas businesses; it generates and purchases electric energy and distributes it to approximately 1.2 million customers in San Diego County and an adjacent portion of Orange County, California. It also purchases and distributes natural gas to approximately 700,000 customers in San Diego County and transports gas for others. Enova also has certain non-utility subsidiaries, including Enova Financial, Inc., Califia Company, Enova Energy, Inc., Pacific Diversified Capital Company, Enova Technologies, Inc., and Enova International.

          SDG&E is a "public utility" as defined in Section 201(e) of the Federal Power Act, 16 U.S.C. Section 824(e). It sells electric energy at wholesale to, and transmits electric energy in interstate commerce for, other electric utilities under rate schedules approved by the Federal Energy Regulatory Commission ("FERC"). In addition, SDG&E's utility operations are subject to pervasive regulation by the California Public Utilities Commission ("CPUC") under the California Public Utilities Code. The CPUC regulates, inter alia, SDG&E's retail rates and charges, issuances of securities (other than short-term debt securities), services, facilities, classification of accounts, transactions with affiliated interests, and other matters. The restructuring will not affect the extensive regulatory oversight of SDG&E's utility activities.

          Pacific is a holding company. Its principal subsidiary, Southern California Gas Company ("SoCalGas"), is engaged in supplying natural gas throughout most of the southern and part of central California. SoCalGas provides gas service to approximately 4.7 million customers in a 23,000-square mile service area. Through other subsidiaries, Pacific is also engaged in interstate and offshore natural gas transmission to serve its utility operations, in alternate energy development, in centralized heating and cooling for large building complexes, and in investment in foreign utility operations.

          Pacific and Enova view the combination of the two companies as a natural outgrowth of the utility deregulation and restructuring that is reshaping energy markets in California and throughout the nation. The combination joins two companies with highly complementary operations that are geographically contiguous. The combination is expected to provide substantial strategic, financial and other benefits. These benefits include a greater capacity to compete effectively in a changing regulatory environment, a larger and more diverse natural gas customer base which, together with Enova's electricity capability, will enable New Holding Company to be a prominent competitor in markets for energy and energy services, an ability to consolidate corporate and administrative functions, the capacity to draw on a large and more diverse pool of management, and an improved ability to assist in the economic development of communities served by Pacific and Enova.

          New Holding Company is a California corporation with 50 percent of the outstanding capital stock owned by Pacific and 50 percent by Enova. In order to effect the restructuring, Enova will merge with a subsidiary of New Holding Company, with Enova being the surviving corporation. Pacific will similarly merge with another subsidiary of New Holding Company and will remain as the surviving corporation. The outstanding common stock of Enova, other than shares held by shareholders who perfect dissenter's rights under California law, will be converted into a right to receive shares of New Holding Company. Similarly, the outstanding common stock of Pacific will be converted into shares of New Holding Company. Thus, as a result of the transaction, Enova and Pacific will each become a subsidiary of New Holding Company, and their respective shareholders will become shareholders of New Holding Company.

          There will be no change in the capital structure of SDG&E as a result of the restructuring. SDG&E's preferred stock and debt will not be affected by the restructuring and will remain securities and obligations of SDG&E.

          The corporate restructuring must be approved by the shareholders of both Enova and Pacific and, in addition to review by the NRC, is subject to review by the CPUC, the Securities and Exchange Commission ("SEC"), and possibly FERC. (A copy of the CPUC application is enclosed.) I anticipate that the restructuring will be accomplished, assuming all the necessary approvals are received, by the end of 1997.

     II.  The Restructuring is Consistent with Applicable
Provisions of Law, NRC Regulations and Commission Orders.


          In its review of similar restructurings, the NRC has customarily examined three specific areas:

     o Whether the proposed restructuring will reduce the funds available to the licensee to carry out activities under its operating licenses;

     o Whether the proposed restructuring will adversely affect the management of the licensee's utility operations; and

     o Whether the proposed restructuring will result in the licensee becoming owned, controlled, or dominated by an alien, a foreign corporation, or a foreign government.

This section addresses these issues.

          1. Funding. The proposed restructuring will have no adverse impact on the funds available to SDG&E to carry out activities under the operating licenses. The proposed restructuring is not expected to result in a sale or lease of facilities or assets of SDG&E and is also not expected to have an effect on SDG&E's capital structure. However, Enova and Pacific anticipate that certain cost savings will arise out of the restructuring. A portion of those savings is expected to reduce SDG&E's wholesale and retail rate levels in relation to what they would be but for the combination. SDG&E will seek CPUC approval to retain a portion of the savings, thereby improving SDG&E's financial condition.

          Following the restructuring, SDG&E will remain subject to the jurisdiction of the CPUC with respect to, among other things, retail rates. Any changes in SDG&E's wholesale or transmission rates will be subject to FERC review and approval.

          The restructuring will not adversely affect the source of funds for SDG&E to operate its utility facilities, including operating costs and the eventual decommissioning costs of the SONGS units. That source is and will remain the utility revenues derived from the rates charged to its ratepayers and, in the case of decommissioning costs, money earned from invested ratepayer funds. If the proposed restructuring causes any changes to those revenues, it will be to reflect anticipated decreases in costs, and in particular costs unrelated to the operation and decommissioning of the SONGS units. Capital costs, including capital improvements or additions to SONGS, will be financed after the restructuring in the same manner as they were prior to the restructuring.

          In sum, the regulatory process as it relates to SDG&E and the continued funding of its operations will not be adversely affected by the restructuring. Accordingly, SDG&E believes that the restructuring does not and cannot reasonably be seen to threaten any adverse change in the funds available for the conduct of licensed activities.

          2. Management. The proposed restructuring will promote efficiency in the management of SDG&E's operations, allowing the elimination of certain positions that will become redundant and by providing access to talent and expertise (e.g., with regard to natural gas procurement) in areas in which Pacific is also engaged. However, SDG&E management will continue to make its own decisions with respect to utility planning, operation, financial requirements, purchasing, and sales. The SDG&E nuclear management structure will not be changed by the restructuring. The proposed restructuring will not adversely affect the management of SDG&E's utility operations.

          3. Ownership. After the restructuring, Enova will remain the sole owner of SDG&E's outstanding common stock, although the current holders of the stock of Enova and Pacific will become the owners of New Holding Company. Based upon the information available as at June 1996, foreign accounts represent less than one percent of the total outstanding shares of Enova and less than one percent of the total outstanding shares of Pacific. As a result, foreign accounts should represent less than one percent of the ownership of New Holding Company.

          The restructuring will not result in SDG&E becoming owned, controlled, or dominated by foreign interests.

                            CONCLUSION

          As shown above, the proposed restructuring will not in any way adversely affect SDG&E's qualifications as holder of the operating licenses for the SONGS units. The proposed restructuring is consistent with applicable provisions of law and the Commission's regulations. Accordingly, if the Commission concludes that its approval is necessary, we respectfully request that the Commission consent to the proposed restructuring.

          I understand from conversations with the NRC staff that it should prove feasible for the NRC to rule on this matter by June 1, 1997. If additional information is needed or if you have any questions, please feel free to contact me.

                             Respectfully submitted,




                             Richard A. Meserve

                             Counsel for San Diego Gas & Electric
                             Company

cc:  Mr. Frank J. Miraglia, Jr.
     Mr. David B. Matthews
     Mr. Mel B. Fields
     Mr. Leonard J. Callan
     Mr. James Sloan